SUPPLEMENT

                               DATED MAY 29, 1997
                                       TO

                                 --------------

                                  STAPLES, INC.
                                       and
                               OFFICE DEPOT, INC.
                              JOINT PROXY STATEMENT

                                 --------------

                            STAPLES, INC. PROSPECTUS


Introduction

         This Supplement is provided for the purpose of supplementing the Joint Proxy Statement/Prospectus dated January 23, 1997 of Staples, Inc., a Delaware corporation ("Staples"), and Office Depot, Inc., a Delaware corporation ("Office Depot").

         This Supplement is being furnished to holders of Common Stock, par value $.0006 per share, of Staples ("Staples Common Stock") in connection with the solicitation of proxies by the Board of Directors of Staples for use at a Special Meeting of Stockholders of Staples which was originally convened on February 27, 1997 and has been subsequently adjourned to Wednesday, June 18, 1997, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, commencing at 9:00 a.m., local time, and any further adjournment or postponement thereof (as so adjourned, the "Staples Special Meeting"). This Supplement is also being furnished to holders of Common Stock, par value $.01 per share, of Office Depot ("Office Depot Common Stock") in connection with (i) the solicitation of proxies by the Board of Directors of Office Depot for use at the Special Meeting of Stockholders of Office Depot which was originally convened on February 27, 1997 and has been subsequently adjourned to Wednesday, June 18, 1997 at the corporate offices of Office Depot, 2100 Old Germantown Road, Delray Beach, Florida, commencing at 9:00 a.m., local time, and at any further adjournment or postponement thereof (as so adjourned, the "Office Depot Special Meeting") and (ii) the offer by Staples of up to 190,000,000 shares of Staples Common Stock (and accompanying Staples preferred stock purchase rights) (the "Shares") which may be issued pursuant to the Agreement and Plan of Merger, dated as of September 4, 1996, among Staples, Marlin Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Staples ("Sub"), and Office Depot (as amended, the "Merger Agreement") in exchange for outstanding shares of Office Depot Common Stock.

         As more fully described in the Joint Proxy Statement/Prospectus, pursuant to the Merger Agreement, and assuming that the issuance of the Shares and the Merger Agreement are approved by the stockholders of Staples and Office Depot, respectively, and the other conditions to the consummation of the Merger are satisfied or waived, Sub will be merged with and into Office Depot (the "Merger"), which will be the surviving corporation in the Merger and become a wholly-owned subsidiary of Staples, and each outstanding share of Office Depot Common Stock will be converted into the right to receive 1.14 shares of Staples Common Stock (together with an appropriate number of preferred stock purchase rights attached thereto). On May 28, 1997, the last reported sale price of the Staples Common Stock on the Nasdaq National Market was $21.50 per share, and the last reported sale price of the Office Depot Common Stock on the New York Stock Exchange was $17.00 per share

         This Supplement and the accompanying forms of proxy are first being mailed to stockholders of Staples and of Office Depot on or about June 3, 1997. This Supplement should be read in conjunction with the Joint Proxy Statement/Prospectus dated January 23, 1997 of Staples and Office Depot.

Amendment to Merger Agreement

         On May 27, 1997, Staples and Office Depot executed Amendment No. 2 to the Merger Agreement (the "Second Amendment"), which modified the Merger Agreement in two respects. First, Section 8.01(b) of the Merger Agreement was amended to provide that either Staples or Office Depot may terminate the Merger Agreement if the Merger has not been consummated by June 30, 1997 (provided that the right to so terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has caused the failure of the Merger to occur on or before such date); prior to such amendment, such termination right would have arisen if the Merger had not been consummated by May 31, 1997. Second, the Second Amendment established an additional termination right, which provides that (i) either Staples or Office Depot may terminate the Merger Agreement at any time during the period commencing upon the issuance of a ruling on the Preliminary Injunction Motion (as defined below) and ending at 11:59 p.m. (Boston time) on the fourth business day following the day on which a written ruling on the Preliminary Injunction Motion is first published, and (ii) neither Staples nor Office Depot shall be obligated to consummate the Merger prior to the expiration of the termination right set forth in the preceding clause (i). This four business day period will provide each of Staples and Office Depot with the opportunity to review the basis for any denial by the Court (as defined below) of the Preliminary Injunction Motion and to determine whether it would be in the best interests of their respective stockholders to consummate the Merger notwithstanding an appeal by the Federal Trade Commission (the "FTC") of the Court's decision with respect to the Preliminary Injunction Motion or the institution or possible institution by the FTC of an administrative proceeding challenging the Merger. See "Antitrust Matters." A copy of the Second Amendment has been filed as an exhibit to the respective Current Reports on Form 8-K of each of Staples and Office Depot dated May 27, 1997, which are incorporated by reference into the Joint Proxy Statement/Prospectus, and the foregoing summary is qualified in its entirety by reference to such copy of the Second Amendment.

Antitrust Matters

           On March 10, 1997, the FTC announced that it intended to seek a federal district court order to prevent the Merger on the grounds that the Merger would violate federal antitrust laws by substantially reducing competition in the retail sale of office supplies by office supply superstores in various local markets throughout the country where Staples and Office Depot directly compete against each other. In an attempt to address the FTC's challenge to the Merger, on March 26, 1997 Staples and Office Depot entered into an Asset Purchase Agreement (the "OfficeMax Agreement") with OfficeMax, Inc., an Ohio corporation ("OfficeMax"), pursuant to which Staples and Office Depot agreed to sell to OfficeMax a total of 63 stores currently owned by Staples or Office Depot (the "Disposed Stores") for a total purchase price of $108.75 million (subject to certain adjustments). The consummation of the sale of stores to OfficeMax under the OfficeMax Agreement was conditioned upon, among other things, the issuance by the FTC of a final order permitting the consummation of the Merger subject to an asset divestiture requirement that would be satisfied by Staples and Office Depot through the sale of the Disposed Stores to OfficeMax pursuant to the OfficeMax Agreement.

         On April 4, 1997, the FTC announced that it had rejected Staples' and Office Depot's proposed resolution of its competitive concerns through the OfficeMax Agreement. On April 10, 1997, the FTC filed a motion in the United States District Court for the District of Columbia (the "Court") seeking both a temporary restraining order and a preliminary injunction prohibiting consummation of the Merger. Staples and Office Depot represented to the Court that they would not consummate the Merger until the Court has ruled on the FTC's motion for a preliminary injunction (the "Preliminary Injunction Motion") or until Staples and Office Depot have given seven days advance notice to both the Court and the FTC, and the Court denied the FTC's motion for a temporary restraining order as moot.

         The Court held a five-day hearing, from May 19, 1997 through May 23, 1997, with respect to the Preliminary Injunction Motion. The Court has indicated that it expects to issue a ruling on that motion in mid-June.

         Staples and Office Depot believe that there are a number of possible outcomes of the hearing on the Preliminary Injunction Motion. These outcomes are summarized below.

         1. Grant of a Preliminary Injunction. If the Court were to grant the Preliminary Injunction Motion, the FTC would have 20 days in which to institute an administrative proceeding challenging the Merger. If, as expected in such a circumstance, the FTC were to institute such a proceeding, the preliminary injunction would remain in effect pending the conclusion of such proceeding and would prohibit Staples and Office Depot from consummating the Merger unless and until Staples and Office Depot were to prevail in such proceeding. Unless Staples and Office Depot reach a settlement with the FTC, Staples and Office Depot expect that they will terminate the Merger Agreement if the Court grants the preliminary injunction requested by the FTC.

         2. Denial of Preliminary Injunction. If the Court denies the Preliminary Injunction Motion, several outcomes are possible:

         o Appeal of the Denial of Preliminary Injunction. The FTC may elect to appeal the denial and, were it to choose to do so, would likely seek an emergency stay pending the resolution of the appeal by the appellate court. If the FTC did appeal and did obtain an emergency stay, Staples and Office Depot would not be permitted to consummate the Merger until the appeal was resolved. If the appeal were ultimately resolved by an order affirming the denial of the preliminary injunction, the FTC could nonetheless elect to institute an administrative proceeding, as discussed below. If the appeal were resolved by an order reversing the Court and entering a preliminary injunction order, the effect would be the same as described above under "Grant of a Preliminary Injunction."

         o Administrative Litigation by FTC. The FTC may elect to institute an administrative proceeding challenging the Merger within 20 days following the denial of the Preliminary Injunction Motion. Either before or after any institution of such proceeding, Staples and Office Depot could consummate the Merger because there would be no governmental or court order prohibiting consummation. If the Preliminary Injunction Motion is denied, Staples and Office Depot expect that they will consummate the Merger as promptly as practicable (assuming the satisfaction or waiver of the other conditions to the closing of the Merger). However, in accordance with the Second Amendment, each of Staples and Office Depot has the right to terminate the Merger Agreement within the four business days following the day on which a written ruling on the Preliminary Injunction Motion is first published. Accordingly, within such four business day period, each of Staples and Office Depot will have the opportunity to review the basis for the Court's ruling and to determine whether it would be in the best interests of their respective stockholders to consummate the Merger notwithstanding an appeal by the FTC of the Court's decision with respect to the Preliminary Injunction Motion or the institution or possible institution by the FTC of an administrative proceeding challenging the Merger.

                  A decision by Staples and Office Depot to consummate the Merger notwithstanding such an administrative proceeding or possible administrative proceeding would subject Staples/Office Depot (as the combined company following the Merger) to the risk that, if the FTC were to ultimately prevail in such an administrative proceeding or, if the parties were to agree upon a settlement, the relief which might be imposed or the settlement could include the divestiture of significant assets, including a significant number of stores and/or other properties acquired through the Merger. Any administrative proceeding would extend over a protracted period of time and could require Staples/Office Depot to incur significant additional litigation expenses. Any required divestiture or spin-off could have a material adverse effect on the combined operations of Staples/Office Depot.

         o No further litigation by FTC. The denial of the Preliminary Injunction Motion, with or without an appeal, might persuade the FTC not to litigate further.

State Inquiries

         The Attorneys General for seven states have served subpoenas or civil investigative demands for certain information and documents in connection with their independent review of the Merger. In response, Staples and Office Depot have provided and have agreed to continue to provide certain responsive materials to such Attorneys General.

Undated Pro Forma Combined Financial Information

         The following selected pro forma combined financial information is derived from the pro forma combined condensed financial statements of Staples and Office Depot, included in the Current Report on Form 8-K of Staples dated May 27, 1997 and incorporated by reference into the Joint Proxy Statement/Prospectus, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such pro forma statements and the notes thereto. For the purpose of the pro forma combined statement of income data, Staples' results of operations for the fiscal year ended February 1, 1997 have been combined with Office Depot's results of operations for the fiscal year ended December 28, 1996. For the purpose of the pro forma combined balance sheet, Staples' consolidated balance sheet as of February 1, 1997 has been combined with Office Depot's consolidated balance sheet as of December 28, 1996, giving effect to the Merger as if it had occurred on February 1, 1997.

         The pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Staples/Office Depot. The pro forma combined financial information does not give effect to any cost savings which may result from the integration of Staples' and Office Depot's operations. Additionally, the pro forma combined statements of income do not include the merger-related, consolidation and integration expenses associated with the Merger. No material adjustments were required to conform the accounting policies of the two companies.


-------------------------------------------------------------------------------------------------------------
                      (In thousands, except per share data)
                                                                        Fiscal Year Ended
                                                                         February 1, 1997
                                                                         ----------------

Unaudited Pro Forma Combined Statement of Income

Sales                                                                       $10,036,263
Net income                                                                      235,806
Net income per common shares -
  primary                                                                           .68
Net income per common share - fully
  diluted                                                                           .67
Shares used to compute net income
  per common share - primary                                                    347,491
Shares used to compute net income
  per common share - fully diluted                                              366,449

                                                                         February 1, 1997
                                                                         ----------------
Unaudited Pro Forma Combined Balance sheet:
  Data (1):

Working capital                                                             $   837,588
Total assets                                                                  4,425,582
Long-term obligations, less current portion                                     808,099
Stockholders' equity                                                          1,535,144


(1)  The pro forma combined balance sheet as of February 1, 1997 includes an accrual of $575 million for the estimated merger-related, consolidation and integration expenses and the deferred tax benefit of $197 million relating to these expenses.
-------------------------------------------------------------------------------------------------------------


Voting Procedures

         Enclosed for your convenience is a duplicate proxy card. If you have not already voted or would like to change your vote, please complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. If Staples or Office Depot receives the enclosed proxy card, duly executed and dated, prior to the relevant Special Meeting, any proxy previously granted by such stockholder will be, without further action, revoked. Any proxy previously granted to Staples or Office Depot, as applicable, may also be revoked by delivering written notice of revocation to the Secretary of Staples or Office Depot, as applicable, prior to the time voting is declared closed or by attending the relevant Special Meeting and voting in person.

         IF YOU HAVE ALREADY RETURNED A PROXY CARD AND DO NOT WISH TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

         If you have questions or require an additional copy of the Joint Proxy Statement/Prospectus, please contact Corporate Investor Communications, Inc. at 201-896-1900.